Solaris Oilfield Infrastructure, Inc.

9651 Katy Freeway, Suite 300

Houston, Texas 77024

August 7, 2024

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Solaris Oilfield Infrastructure, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 26, 2024

File No. 001-38090

Ladies and Gentlemen:

Set forth below are the responses of Solaris Oilfield Infrastructure, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2024, with respect to Preliminary Proxy Statement on Schedule 14A, File No. 001-38090, filed with the Commission on July 26, 2024 (the “Preliminary Proxy”). Based on telephonic correspondence with the Staff on August 7, 2024, the Company intends to submit its definitive proxy statement (the “Definitive Proxy”) which shall contain the edits discussed in our responses hereto via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy unless otherwise specified.

Preliminary Proxy Statement on Schedule 14A

Certain Solaris Unaudited Forecasted Financial Information, page 80

1.

We note your disclosure that you project the total revenue of Mobile Energy Rentals LLC to increase from $52 million in 2024 to $134 million in 2025. Please tell us how this is consistent with the company’s historical revenue trends.

RESPONSE: We have revised the Definitive Proxy to address the Staff’s comment through the inclusion therein of the following additional disclosure:

Securities and Exchange Commission

August 7, 2024

	2024P (1)	2025P	2026P	2027P	2028P	2029P
Total Revenue (2)	$52	$134	$167	$168	$169	$166
Gross Profit (2)	$43	$112	$138	$138	$139	$136
EBITDA (2)(3)	$32	$100	$124	$123	$121	$116
Total Capital Expenditures (2)	($203)	($123)	($6)	($10)	($18)	($90)
End of Year Number of Turbines	25	44	44	44	44	44
End of Year Fleet Size (MW)	164	478	478	478	478	478

(1)	2024P includes certain summarized prospective financial information regarding the Company beginning with the second quarter of 2024.
(2)

Despite the fact that MER’s historical total revenue decreased slightly from 2022 to 2023 due to shorter contract terms and lower contract values, the forecasted increase in revenue, gross profit and EBITDA for the periods of 2024 through 2029 takes into account recent contractual arrangements, additional turbine deliveries and overall tightness in the power supply market. Therefore, as the Company purchases and takes delivery of new equipment it deploys the additional equipment to customers for incremental revenue. The new turbines under purchase order ($307.6mm) are included in the capital expenditures in 2024 and 2025 with delivery of the last turbine scheduled during Q3 2025.

(3)	EBITDA is calculated as Gross Profit less Selling, general and administrative expenses and Other operating expenses.

The Company intends in the Definitive Proxy to revise page 82 of the Preliminary Proxy in response to this comment.

2.

We note your statement on pages 88 and B-4 that the financial advisor disclaims responsibility “if future results are materially different from projected financial results.” While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to remove this disclaimer.

RESPONSE: We have revised the Definitive Proxy to address the Staff’s comment by removing this disclaimer. Specifically, we have revised the language from the Preliminary Proxy stating that “Piper Sandler does not assume responsibility if future results are materially different from projected financial results” to instead say in the Definitive Proxy that “Future results may be materially different from projected financial results.” The Company intends in the Definitive Proxy to revise page 88 of the Preliminary Proxy in response to this comment.

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Securities and Exchange Commission

August 7, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ William Zartler
Name:	William Zartler
Title:	Chief Executive Officer

Cc:	Christopher M. Powell, Solaris Oilfield Infrastructure, Inc.

Jackson A. O’Maley, Vinson & Elkins L.L.P.